Filed by Allwyn Entertainment AG

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Companies:

Cohn Robbins Holdings Corp.

Allwyn Entertainment AG

Commission File No. 001-39454

Date: March 23, 2022

March 2022 For further information on our company, please visit our website: allwynentertainment.com

Disclaimer General This presentation (the “Presentation”) is for informational purposes only. The information provided in this Presentation pertaining to Sazka Entertainment AG and its subsidiaries, joint ventures and associates (“Allwyn” or the “Company”), its business assets, strategy and operations has been prepared to assist interested parties in making their own evaluation with respect to a potential business combination between the Company and Cohn Robbins Holdings Corp. (the “SPAC”) (the “Proposed Business Combination”) as described in the Business Combination Agreement, dated as of January 21, 2022 (the “Merger Agreement”) by and among SPAC, the Company, Allwyn Entertainment AG, Allwyn US HoldCo LLC and Allwyn Sub LLC, and the private placement of securities in connection with the Proposed Business Combination, and for no other purpose, and shall not constitute an offer to sell, or a solicitation of an offer to buy, any securities, options, futures, or other derivatives related to securities, nor shall there be any sale of such securities or other derivatives in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. The information contained herein does not purport to be all inclusive. Nothing herein shall be deemed to constitute investment, legal, tax, financial, accounting or other advice. Neither the U.S. Securities and Exchange Commission (the “SEC”) nor any securities commission or similar regulatory agency of any other jurisdiction has reviewed, evaluated, approved or disapproved of the contents of this Presentation or the Proposed Business Combination or the securities or determined that this Presentation is truthful or complete, and the content of this Presentation is not prescribed by securities laws. Investors should consult with their counsel as to the applicable requirements with respect to any exemption under the Securities Act. The transfer of securities may also be subject to conditions set forth in an agreement under which they are to be issued. Investors should be aware that they might be required to bear the final risk of their investment for an indefinite period of time. In addition, this Presentation does not purport to be all-inclusive or to contain all of the information that may be required to make a full analysis of the Proposed Business Combination or an investment in any securities or the Company or the SPAC and is not intended to form the basis of any decision with respect to any securities, the Company, the SPAC or the Proposed Business Combination. The consummation of the Proposed Business Combination will also be subject to other various risks and contingencies, including customary closing conditions. There can be no assurance that the Proposed Business Combination will be consummated with the terms described herein or otherwise. As such, the subject matter of these materials is evolving and is subject to further change by the Company and the SPAC in their joint and absolute discretion. “Allwyn” is a registered trademark of SAZKA Group a.s. The Company intends to complete a rebranding of its parent/holding companies from “SAZKA” to “Allwyn”. The rebranding has not been completed and may take significant time to complete, may be subject to regulatory or other approvals in certain jurisdictions, and may not ultimately be completed. No Representations or Warranties and Industry and Market Data No representations or warranties, express or implied, are given in, or in respect of, this Presentation. While the information in this Presentation is believed to be accurate and reliable, the Company, SPAC and their respective agents, advisors, directors, officers, employees and shareholders make no representation or warranties, expressed or implied, as to the accuracy or completeness of such information and the Company and SPAC expressly disclaim any and all liability that may be based on such information or errors or omissions thereof. To the fullest extent permitted by law in no circumstances will the Company, the SPAC or any of their respective subsidiaries, equity holders, affiliates, directors, officers, employees, representatives, advisers or agents be responsible or liable for a direct, indirect or consequential loss or loss of profit arising from the use of this Presentation, its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. Industry and market data used in this Presentation have been obtained from third-party industry publications and sources as well as from research reports prepared for other purposes (including, but not limited to, the H2GC report, which was commissioned by the Company). This information involves many assumptions and limitations; therefore, there can be no guarantee as to the accuracy or reliability of such assumptions and recipients are cautioned not to give undue weight to this information. Neither the Company nor the SPAC has independently verified the data obtained from these sources and no representation is made as to the accuracy, reasonableness or completeness any projections or modelling or any other information contained herein and neither the Company nor the SPAC undertake, and the Company and the SPAC expressly disclaim, any obligation to comment on the expectations of, or statements made by, third parties in respect of the matters discussed in this Presentation. Any data on past performance or modelling contained herein is not an indication as to future performance. This Presentation does not take into account, nor does it provide and nor should it be construed as providing, any tax, legal, regulatory, business, financial, accounting or investment advice or opinion regarding the specific investment objectives or financial situation of any person. Recipients of this Presentation should consult their own legal, regulatory, tax, business, financial and accounting advisors to the extent they deem necessary, and each recipient must make its own evaluation of the Company, the SPAC and the transactions contemplated in this Presentation and of the relevance and adequacy of the information. The information contained in this Presentation only speaks at the date of this Presentation. Neither the delivery of this Presentation nor any further discussions of the Company’s or the SPAC’s businesses with the recipient thereof shall, under any circumstances, create any implication that there has been no change in the affairs of the Company’s or the SPAC’s businesses since the date of this Presentation. The Company and the SPAC reserve the right to amend or replace the information contained herein, in part or entirely, at any time, and undertake no obligation to provide the recipient with access to the amended information or to notify the recipient thereof. Trademarks The Company, the SPAC and their respective affiliates own or have rights to various trademarks, service marks and trade names that they use in connection with the operation of their respective businesses. This Presentation also contains trademarks, service marks and trade names of third parties, which are the property of their respective owners. The use or display of third parties’ trademarks, service marks, trade names or products in this Presentation is not intended to, and does not imply, a relationship with the Company, the SPAC or any of their respective affiliates, or an endorsement or sponsorship by or of the Company, the SPAC or such affiliates. Solely for convenience, the trademarks, service marks and trade names referred to in this Presentation may appear without the TM, SM or © symbols, but such references are not intended to indicate, in any way, that the Company, the SPAC, their respective affiliates or any third parties whose trademarks are referenced herein will not assert, to the fullest extent under applicable law, their rights or the right of the applicable licensor in these trademarks, service marks and trade names. Certain Financial Measures and Calculations Certain financial and statistical information in this Presentation has been subject to rounding off adjustments. Accordingly, the sum of certain data may not conform to the expressed total. The Company uses several key operating measures, including but not limited to Amount wagered, Operating EBITDA, Operating EBITDA Margin, Adjusted EBITDA, Adjusted EBITDA Margin, capital expenditures and Cash Conversion, to track the performance of its portfolio and business. None of these items, including with certain unaudited numbers in the information, are a measure of financial performance under GAAP or IFRS, nor have these measures been audited or reviewed by an external auditor, consultant or expert. These measures are derived from management information systems. These items are an addition to, and not a substitute for or superior to, measures of financial performance prepared in accordance with GAAP or IFRS, and should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with GAAP or IFRS. As these terms are defined by the Company’s management and are not determined in accordance with GAAP or IFRS, thus being susceptible to varying calculation, the measures presented may not be comparable to other similarly titled measures terms used by other companies. Any such information, measure or estimate should therefore not be regarded as an indication, forecast or representation by the Company, the SPAC or any other person regarding the Company’s operating or financial performance for the respective period. The Company believes that these measures of financial results (including on a forward-looking basis) provide useful supplemental information to investors about the Company. However, there are a number of limitations related to the use of these measures in connection with their nearest equivalents which have been prepared in accordance with GAAP or IFRS. For example, other companies may calculate such other measures differently, or may use other measures to calculate their financial performance, and therefore the Company’s measures may not be directly comparable to similarly titled measures of other companies. The principal limitation of these financial measures is that they exclude items that are significant in understanding and assessing the Company’s financial results, including significant expenses, income and tax liabilities that are required by GAAP and/or IFRS to be recorded in the Company’s financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgements by the Company about which expense and income are excluded or included in determining these financial measures. While the Company and the SPAC believe the information set forth in this Presentation is reasonable, it is inherently subject to modification in connection with their ongoing review or audit procedures and such modifications may be material. Accordingly, such information and data may not be included, may be adjusted or may be presented differently in any proxy statement, prospectus or registration statement or other report or document to be filed with or furnished to the SEC by the Company, the SPAC and/or their respective affiliates. 2 1

Disclaimer (Continued) Forward Looking Statements, Financial Projections and Financial Targets Certain information in this Presentation and oral statements made in connection with this Presentation are forward-looking. Forward-looking statements include, without limitation, statements regarding the estimated future financial performance, financial position and financial impacts of the Proposed Business Combination and the satisfaction of closing conditions to the Proposed Business Combination. Words or phrases such as “anticipate,” “objective,” “may,” “will,” “might,” “seem,” “should,” “could,” “can,” “intend,” “expect,” “believe,” “estimate,” “predict,” “potential,” “plan,” “is designed to,” “would,” “continue,” “project,” “possible,” “seek,” “future,” “outlook,” “strive,” “strategy,” “opportunity,” “will continue,” “will likely result” or similar expressions suggest future outcomes but the absence of these words does not mean that a statement is not forward-looking. When the Company or the SPAC discuss their strategies or plans, including as they relate to the Proposed Business Combination, they are making projections and using forward-looking statements. These forward-looking statements include, but are not limited, statements regarding estimates, forecasts of other financial and performance metrics, projections of market opportunity and other characterizations of future events or circumstances, including any underlying assumptions. Forward-looking statements, financial projections and financial targets are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those anticipated in the forward-looking statements, financial projections and financial targets. Although we believe that the expectations reflected in the forward-looking statements and financial projections are reasonable, there can be no assurance that such expectations will prove to be correct. None of the Company’s or the SPAC’s independent auditor, nor any other independent accountants, have applied, examined or performed any procedures with respect to the financial targets, nor have they expressed any opinion or any other form of assurance on the financial targets or their achievability. These forward-looking statements are provided for illustrative purposes only and must not be relied on by an investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. The financial targets constitute forward-looking statements and are not guarantees of future financial performance. The Company and the SPAC cannot guarantee future results, level of activity, performance or achievements and there is no representation that the actual results achieved will be the same, in whole or in part, as those set out in the forward-looking statements, financial projections and financial targets as actual events and circumstances are difficult or impossible to predict and may differ from assumptions. While in some cases presented with numerical specificity, by their nature, forward-looking statements, financial projections and financial targets involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking information will not occur, which may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections or targets of future performance or results expressed or implied by such forward-looking statements, financial projections and financial targets. Many actual events and circumstances are beyond the control of the Company or the SPAC. There may be additional risks that neither the Company nor the SPAC presently know, or that the Company or the SPAC currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. The financial targets reflect the Company’s subjective judgements in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business, economic, financial and other developments. Accordingly, such assumptions may change or may not materialize at all. The forward-looking statements, financial projections and financial targets contained in this Presentation are expressly qualified by this cautionary statement. While the Company and the SPAC may elect to update these forward-looking statements at some point in the future, except as required by law, the Company and the SPAC specifically disclaim any obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. None of the Company, the SPAC or their respective boards of directors, senior management or any of their respective affiliates, advisers, officers, directors or representatives can give any assurance that the financial targets will be realized or that actual results will not vary significantly from the financial targets. This Presentation contains financial, operational, industry and market projections, including financial forecasts for the Company with respect to certain financial results for the Company’s fiscal years 2021 through 2023. Neither the Company’s nor the SPAC’s independent auditors have audited, studied, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this Presentation and no independent auditor has expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this Presentation. Our consolidated financial statements are in the process of being prepared in accordance with IFRS-IASB and audited in accordance with PCAOB standards. Accordingly, our historical financial results and financial forecast information are preliminary and subject to change, which change may be material, based on the completion of our financial closing procedures and any adjustments that may result from the preparation of our financial statements in accordance with IFRS-IASB and completion of the audits of our financial statements in accordance with PCAOB standards. While all financial, operational, industry and market projections, estimates and targets are necessarily speculative, the Company and he SPAC believe that the preparation of prospective financial, operational, industry and market information involves increasingly higher levels of uncertainty the further out the projection, estimate or target extends from the date of preparation. Actual results will differ, and may differ materially, from the results contemplated by the projected financial, operational, industry and market information contained in this Presentation, and the inclusion of such information in this Presentation should not be regarded as a representation by any person that the results reflected in such projections will be achieved. The risk factor titles presented in this Presentation are certain of the risks related to the business of the Company, the SPAC and the Proposed Business Combination, and such list is not exhaustive. The list in this Presentation is qualified in its entirety by disclosures contained in future documents filed or furnished by the Company and the SPAC with the SEC with respect to the Proposed Business Combination. Participants in the Solicitation and Addressees The Company and the SPAC and their respective directors, certain of their respective executive officers and other members of management and employees, under SEC rules, may be considered participants in the solicitation of proxies of the SPAC’s shareholders in connection with the Proposed Business Combination. This Presentation does not contain all the information that should be considered in the Proposed Business Combination. It is not intended to form any basis of any investment decision or any decision in respect to the Proposed Business Combination. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed business combination of the SPACs directors and officers in the SPAC’s filings with the SEC, including the SPAC’s registration statement on Form S-1, which was originally filed with the SEC on July 31, 2020. To the extent that holdings of the SPAC’s securities have changed from the amounts reported in the SPAC’s registration statement on Form S-1, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of the SPAC’s stockholders in connection with the proposed business combination will be set forth in the proxy statement/prospectus on Form F-4 for the proposed business combination, which is expected to be filed by the SPAC with the SEC. Investors and security holders of the SPAC and the Company are urged to read the proxy statement/prospectus and other relevant documents that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information about the proposed business combination. Investors and security holders will be able to obtain free copies of the proxy statement and other documents containing important information about the SPAC and the Company through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by the SPAC can be obtained free of charge by directing a written request to CSR Acquisition Corp., 1000 N. West Street, Suite 1200, Wilmington, DE 19801. This Presentation does not constitute, or form part of, an offer to sell, or a solicitation of an offer to purchase, any securities in the United States. Any securities referred to herein have not been registered, and will not be registered, under the Securities Act, or under the securities laws of any state or other jurisdiction of the United States. None of the securities can be offered, sold, pledged or otherwise transferred, directly or indirectly, within or into the United States, except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. This Presentation does not constitute a “prospectus” within the meaning of the Securities Act. 3 1

COHN ROBBINS
HOLDINGS CORP

allwyn



Gary D. Cohn
Co-Founder, Cohn Robbins

- Vice Chairman of IBM since January 2021
- Assistant to POTUS for Economic Policy and Director of the National Economic Council: January 2017–April 2018
- President, Chief Operating Officer and director of Goldman Sachs: 2006–2016
- Additional Goldman Sachs leadership positions incl. Global Co-Head, Equities and Fixed Income, Currency and Commodities; Chairman, Firmwide Client and Business Standards Committee
- Board member: nanoPay, Hoyos Integrity, Infinite Arthroscopy, Gro Intelligence, and Starling Trust Sciences; Chairman of the Board of Pallas Advisors
- Serves on Systemic Resolution Advisory Committee (SRAC) of the FDIC



Clifton S. Robbins
Co-Founder, Cohn Robbins

- 35+ years of investment experience
- Founded Blue Harbour Group in 2004; Chief Executive Officer from 2004-2020
- Previously Managing Member of General Atlantic Partners from 2000-2004
- KKR, 1987-2000, General Partner: played significant role in leveraged buyout transactions and financings and capital markets activities
- Began his career in the Mergers and Acquisitions department of Morgan Stanley



Robert Chvatal
CEO, Allwyn

- 26 years of total experience
- 8 years with Allwyn
- First Vice President of the Association of European Lotteries; member of Eurojackpot executive committee
- Previously worked at P&G and Reckitt Benckiser before moving to T-Mobile as Chief Marketing Director
- Later appointed as CEO of T-Mobile Slovakia and T-Mobile Austria



Kenneth Morton
CFO, Allwyn

- 17 years of total experience
- 2 years with Allwyn / KKCG
- Appointed CFO of Allwyn in February 2020
- Previously Head of Corporate Finance at KKCG, investment banker with Morgan Stanley and Deutsche Bank

4

Transaction summary

COHN ROBBINS
HOLDINGS CORP

- NYSE-listed SPAC with **$828mm[1] cash in trust**
- Cash in trust supplemented by $353mm PIPE
- Founders **Gary D. Cohn** and **Clifton S. Robbins** ("Founders")
- Intends to effect a business combination with Allwyn[2]
- Newly formed entity is expected to be listed on the NYSE ("PubCo")
- Transaction announced January 21, 2022 and expected to close in Q2 2022 allwyn

- Large, privately-owned multinational lottery business
- Expected market cap for PubCo of **~$8.0bn / ~€7.0bn;** represents entry multiple of 11.5x 2022E Adj. EBITDA of $810mm / €710mm[3]
  - 11.5x entry multiple is **1.9x – 6.3x discount** to core lottery peers FDJ and Tabcorp Lottery[4]
- Bonus pool of **6.6mm shares** to be issued to non-redeeming SPAC shareholders, resulting in implied entry multiple of **~10.4x to ~10.8x[5]** projected 2022E Adj. EBITDA
- Expected pro forma net debt / 2022E Adj. EBITDA of **~1.6x[3]**
- Expected to further bolster Allwyn's growth plans

Note: Assumes no redemption from Cohn Robbins SPAC Trust; EUR:USD spot rate of 1.14 applied, sourced from Capital IQ as of 7-Jan-22

1) Subject to potential redemptions
2) Allwyn represents the rebranded operations of Sazka Entertainment AG, which is the entity that will be subject to the business combination
3) Based on management estimates (subject to material change); adj. net debt as of Dec-21E. Includes €322mm of convertible notes expected to be outstanding at transaction close. Excludes impact of expected free cash flow and a €170 mm one-time dividend prior to closing
4) Reflects average SotP valuation for Tabcorp Lottery and Keno segment published by two equity research brokers in Oct-21 sourced from Refinitiv; Tabcorp FYE-Jun
5) Includes impact from expected bonus pools for non-redeeming Cohn Robbins shareholders and PIPE shareholders, with potential for combined incremental 9.4mm common shares to be issued. Bonus pool for PIPE and non-redeeming shareholders is variable based on number of redemptions. Shares underlying CRHC warrants expected to be adjusted by the same ratio

5

Investment thesis Cohn Robbins investment thesis Right partner for Allwyn • Leading lottery-led entertainment platform • Founders’ combined 70+ year track with track record of strong growth record • Allwyn’s well-known brands operate • Cohn’s history of strategically and with high barriers to entry financially advising companies • Positioned to capitalize on continued • Robbins’ experience as lead shareholder shift to digital lottery and his $100bn+ of buyout transactions • Identified and actionable organic and inorganic growth opportunities • Founders anticipate long-term relationship with Allwyn • Scalable financial model with strong and stable margins and expected high cash • Cohn Robbins’ strong relationships flow conversion with experienced investors 6

Introducing The new brand of For further information on our company, please visit our website: allwynentertainment.com (currently undergoing rebrand)

Allwyn at a glance – Leading lottery operator…

Leadership

#1 lottery operator across 5 markets[1]

- Austria
- Czech Republic
- Greece and Cyprus
- Italy

Scale

€16bn	Up to 84%	91mm
LTM Q2-21A wagers[2]	surveyed adult population play lottery[1,3]	population in Allwyn's operating markets[1,4]

Financial strength
(Pro Rata)[5]

€1,482mm	€710mm	€675mm
2022E net gaming revenue (+15% 18A-22E CAGR)	2022E adj. EBITDA (48% margin)	2022E adj. EBITDA – capex (95% cash conversion[6])

Diversified business
(Pro Rata)[5]

Split by product[7]



VLT and casinos
Sports betting
iGaming[8]
Lottery
7%
8%
9%
76%
LTM
Q2-21A

Split by geography[7]



34%
29%
16%
20%
LTM
Q2-21A

Online share (Q2-21A)[7]

- Austria: 27%
- Czech Republic: 39%
- Greece and Cyprus: 27%

Selected new markets being targeted

USA
- €88bn — 2022E lottery wagers[1,9]
- 330mm — Total population[1]

UK
- €9bn — 2022E lottery wagers[1,9]
- 67mm — Total population[1]

Source: Company information, Management estimates (subject to material change)
1) Based on market data sourced from H2GC
2) Calculated as the aggregate wagers for Allwyn's key operating entities on a 100% basis (SAZKA a.s., OPAP, CASAG, Lottoitalia)
3) Adult population playing lottery in Austria (84%), Czech Republic (73%), Greece (56%), Italy (34%), as of 2019
4) Population of Austria, Cyprus, Czech Republic, Greece and Italy, as of 2020
5) Financial forecasts are based on latest management estimates (subject to material change); figures are presented pro rata for Allwyn's economic interest in group operating companies
6) Cash conversion calculated as (Adj. EBITDA – capex) / Adj. EBITDA; capex = acquisition of property, plant and equipment and intangible assets
7) Split based on pro rata gross gaming revenue ("GGR"); amount wagered x payout used as proxy for GGR for Lottoitalia; Lottoitalia's revenue consists of revenue from contract with customers, calculated as 6% of amount wagered
8) iGaming includes online casino, online slots, online poker, online bingo and other online only; online sales of products which are also sold through physical retail channel included under respective product
9) Includes gross wagers for State Lottery lottery-style games only (i.e. excludes VLTs / sportsbetting / offshore lottery)

8

allwyn

… positioned in the sweet spot of the lottery ecosystem Government entities National or local government that oversees                lottery within a jurisdiction Licenses and regulation Product and Consumer-focused lottery operators Retailers and agents technology suppliers Operate lottery on behalf of government, managing brand and point Provide instant game products and of sale network Retailers’ kiosks, convenience stores, Agency systems technology for draw-based supermarkets, outlet stores Technology agreements games, e.g. powerball and services Lottery Online sales Consumers Up to 84% of adult population in certain operating markets1 Land-based sales 9 1) H2GC; Adult population playing lottery in Austria (84%), Czech Republic (73%), Greece (56%), Italy (34%), as of 2019

Overview and Highlights 1

Allwyn’s key investment highlights Operates in ~$300bn1 global lottery industry, which is poised for growth through 1 increased digitization Strong organic growth driven by data analytics, cross-sell, and growing online 2 customer base Successful M&A track record with attractive opportunities for expansion in 3 new markets Highly cash generative business, making funding available for organic and 4 inorganic growth (e.g. M&A opportunities) 5 Experienced board and management team with long industry track record 11 1) Global lottery sales, sourced from H2GC

Lottery: a ~$300bn global industry 1 Consumer spend on lottery has grown at CAGR of 3.6% over the last 15 years, and from 20A-25E is expected to grow at CAGR of 7.3% driven by expected continued rollout of digital lottery 20A–25E CAGR (%) Global annual lottery wagers ($bn)(1) 05A–20A CAGR (%) $425 $404 $380 $355 $383 $366     $344 364 48     $329 42 47 13 17.8% $317 $308 $309 $333 37 36 41 $304 $310 33 31 $276 $299 15 $299 28 26     $274 281 $286 13 18 24 $267 12 16 20 21.7% 8% $246 10 11 9 10 21     7 208 216 $217 5 200     194 202 206 210 2.7%5 2 $182 3 2 1 193 176 199 $175 204 213 182 196 183 184 1.8% 1 186 174 175 168     1 166 183 176 138 140 123     140 147 154 161     112 110 108 132 112 116 119 123 4 7.0 9% 80 94 80 99 101 87 105 89 94 101 6 5.2 3% 51 65 76 41 2005E 05A 2010E 10A 2015E 15A 2016E 16A 2017E 17A 2018E 18A 2019E 19A 2020A 20E 2021E 2022E 2023E 2024E 2025E Instan Inst Games ant Games and Other Draw Draw-Based Games Games iLottery iLottery The largest constituent of the global gaming ecosystem… …With favorable customer demographics and market trends Global sales / wagers (2019A) ($bn)(2) $310     High lottery participation across global populations2 $145 Resilience through market cycles $75     $22     Expected growth of digital lottery Lottery Casino Sports Betting iGaming Note: Lottery Source: H2GC wagers include State Lottery style games only, and do not include VLTs, Sportsbetting 12 1) 2) Casino, Sports Betting Assumes historical and and projected iGaming global iLottery figures represent gross win payout ratio of ~60%. iLottery is excluded from Instant Games and Other and Draw-Based Games based on 2020A percentage of total

1

Appealing characteristics of lottery drive high participation

Lottery appeals to wide range of demographics, creating strong basis for cross-selling

Lottery product characteristics…

- Life-changing wins
- Location + experience-based entertainment
- Personalized content
- Low cost product

\+

Favorable industry specifics relative to other gaming segments

- Positive public perception
- Clear and stable regulatory environment
- Winner-takes-all characteristics
- Strong trusted brands

=

Strong basis for cross-selling

… Enable high participation across market populations…
% adult population playing lottery[1]

By Country

Austria	Czech Republic	Greece	Italy
84%	73%	56%	34%

… And is popular among surveyed men and women[2]


% of men who play
47%
% of women who play
41%

Source: H2GC, UK DCMS Taking Part Survey (2020)
1) Data as of 2019 based on H2GC
2) In certain European jurisdictions; based on UK DCMS Taking Part Survey conducted in the UK

13

allwyn

1

Lottery demonstrates strong resilience across market cycles…

Global lottery has outperformed other gaming segments during volatile economic periods


YOU WIN!
Lottery


Performance during the Global Financial Crisis (08A-09A): YoY growth (%)
3.8%
Lottery
(1.3%)
Casino
(3.0%)
Sports Betting
(3.3%)
GDP
(OECD)


Performance during COVID-19 (19A-20A): YoY growth (%)
(3.7%)
Lottery
(4.6%)
GDP
(OECD)
(10.2%)
Sports Betting
(40.7%)
Casino

14 Source: H2GC, World Bank

Note: Lottery wagers include State Lottery style games only, and do not include VLTs. Sportsbetting: Casino, Sports Betting and iGaming figures represent gross win; GDP growth rates based on World Bank data for OECD countries only; Lottery wagers assume historical and projected global iLottery payout ratio of ~60%. iLottery is excluded from Instant Games and Other and Draw-Based Games based on 2020A percentage of tota allwyn

… With upside potential from increasing online penetration 1 Potential to increase online lottery penetration in Allwyn’s operating markets, based on trends in other developed countries’ global sports betting and lottery markets 57% CAGR (%) Global sports betting 10A-21E 22E-26E NGR ($bn) $84 9.3% 8.2% $79 $67 $74 $61     48 15.9% 11.2% $49 44     40 $41 $42 36 $37 31 $31 $34 $28 14 16 26 $18 10 12 20 9     5 32 34 35 36 5.1% 4.8% 27 26 30     19 21 22 17 23     13     2010A 2015A 2016A 2017A 2018A 2019A 2020A 2021E 2022E 2023E 2024E 2025E 2026E Land-based NGR Online NGR Online penetration (%) Further growth and profitability upside from increasing online penetration Sports betting online Share of online lottery GGR 2021E (%) penetration 2026E: 57% 49%    Potential upside 36% 32%    18%    16%    13%    11%    5% 3%    Allwyn operating markets License tender process ongoing 15 Source: H2GC

Online lottery grows total wagers in markets where it has been introduced 1 Online lottery generally expands total market size and does not cannibalize the retail lottery market’s growth European retail and digital lottery wagers1 +26% +7% +32% +36% +68% Total growth Total growth Total growth Total growth Total growth +500% +47% +164% +88% Digital growth Digital growth Digital growth Digital growth 2015A 2019A 2015A 2019A 2015A 2019A 2015A 2019A 2015A 2019A (France) (UK) (Ireland) (Hungary) (Czech Republic)2 Retail wagers Digital wagers Source: H2GC 16 Note: Scaled to reflect 2015A total wagers within each country 1) Digital increase calculated as growth in digital wagers from 2015A – 2019A, as a percentage of digital wagers for 2015A 2) No data for Czech 2015A digital

Rapid growth in online customer base 2 Allwyn has more than doubled online customers over the last two years Average monthly active online customers per quarter (000)1 Austria Czech Republic Greece and Cyprus +48% CAGR 934 +29% +54% +63% CAGR CAGR CAGR 620 426 406 281 247 257 194 168 169 153 105 Q1- Q1- Q1- Q1- Q1- Q1- Q1- Q1- Q1- Q1- Q1- Q1-19A 20A 21A 19A 20A 21A 19A 20A 21A 19A 20A 21A 17 Source: Company 1) Average Stoiximan monthly information active online customers are customers with at least one online purchase made on a particular gaming platform during a given month. Data for Austria is based on players for OLG and tipp3, for Czech Republic on SAZKA a.s., for Greece and Cyprus OPAP and

2

Platform to cross-sell customers

Allwyn's sticky customer base, brands, data and wide product offerings drive growing revenues by cohort

Cross-selling initiatives

> Increase number of games

- Lottery
- iGaming
- eScratch
- Sportsbook

> Loyalty programs

> Gamification

Expected results[2]

- ARPU ↑
- LTV ↑
- Churn Rates ↓
- Average CAC ↓

Czech Republic internal case study[1]: GGR per player cohort and YoY growth (%)


+90%
CAGR
+39%
+52%
+22%
+60%
+18%
+21%
2017A
2018A
2019A
2020A
2017 Cohort
2018 Cohort
2019 Cohort
2020 Cohort

Source: Company information
1) Based on aggregate online GGR across all products offered in Czech Republic
2) Based on management estimates (subject to material change)

18

allwyn

High structural barriers to entry

Significant advantages for incumbents when licenses are up for renewal, creating deep competitive moat for Allwyn

2

	Austria	Czech Republic	Greece and Cyprus	Italy	Total / Average
Brands owned by Allwyn	✓	✓	✓[1]	Owned by the regulator	✓
Established POS network[2]	5,100 One per 1,745 pop.	12,500 One per 856 pop.	13,000 One per 892 pop.	33,600 One per 1,792 pop.	**64,200** **One per 1,424 pop.**
Exclusive licenses / Dominant position	✓	✓[3]	✓	✓	✓
Market Share[4]	100% lotteries, casino and on-line lotteries / casino market share	94% numerical lotteries 86% instant-win games (100% market share in jackpot lotteries)	100% numerical lotteries 100% instant lotteries	79% numerical lotteries 100% in fixed odds	✓
Long-term lottery concessions *(Length including extensions)*	15 years	N/A	30 years	9 years	**18 years**
Established relationships *(Years in operation)*	35 years	65 years	63 years	28 years	**48 years**

Source: Company information
1) OPAP and Stoiximan brands owned; some game brands owned by the Greek state
2) Population data sourced from H2GC
3) Based on 100% market share in jackpot lotteries as per Company data
4) All figures as per GGR 2020 for legal market with market size as per H2GC Oct-21 data. Figures for LOTTOITALIA market share are based on wagers

19

allwyn

Buy and build track record: from zero to €16bn wagered in ten years 3 Demonstrated ability to expand platform through incremental M&A €16bn1 LTM Q2-21A wagers Initial market entry 2012A 2013A 2014A 2015A 2016A 2017A 2018A 2019A 2020A LTM Q2-21A Select M&A Sale plus Acquisition of a Acquisition of Privatisation of Acquisition of Successful Acquisition of Acquisition of Acquisition of Acquisition of Acquisition of Acquisition of monetary activity 50% stake in remaining 50% 33.0% stake in indirect 11.3% tender of 32.5% indirect 11.6% additional 22.7% 67% stake in 36.8% stake in additional 47.7% stake in contributions for SAZKA a.s. stake in OPAP stake in CASAG LottoItalia stake in Austrian indirect stake in SuperSport Stoiximan and 17.2% stake in Greek and Cypriot 25% stake in (2011) SAZKA a.s. Lotteries CASAG Betano CASAG operations SAZKA Group New acquisition Increase in stake Source: Company information 20 1) Calculated as the aggregate wagers for Allwyn’s key operating entities on a 100% basis (SAZKA a.s., OPAP, CASAG, LottoItalia)

3

Attractive opportunities to expand in the US and untapped European markets

Allwyn is a scaled operator with opportunities to take business model to new markets

Current European operating markets


€28bn
2022E
wagers[1]

allwyn
operating markets

Key European opportunities


€13bn
2022E
wagers[1]

US opportunities


€88bn
2022E
wagers[1]

New market opportunities

- Lottery license tenders and privatizations
- Increasing stakes in existing businesses
- M&A opportunities
- Disciplined and selective approach

Source: H2GC
1) Lottery market wagers as of 2022E; includes gross wagers for State Lottery lottery-style games only (i.e. excludes VLTs / Sportsbetting / Offshore Lottery)

21

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UK National Lottery License Tender overview

In March 2022, Allwyn was selected as the **Preferred Applicant** for the UK National Lottery license tender

UK National Lottery Overview[1]

- The National Lottery is the **state-licensed national lottery** that was established in the **UK in 1994**
- Currently operated by **Camelot UK Lotteries**, to which the licence was granted in **1994, 2001**, and **2007**
- Extensive retail network of nearly **44k retailers**, accounting for nearly 70% of sales
- Europe's **largest online lottery** in terms of sales with over **7.5m active registered players**
- **~94%** of the UK population live or work within 1 mile of a National Lottery Terminal
- The National Lottery logo is recognizable to **95%** of the UK adult population
- Physical retail remains the predominant sales channel however **online ticket sales have grown strongly in recent years** and accounted for almost a third of all ticket sales in FY20

Allwyn UK led by senior team with experience of delivering successful national programs

Allwyn UK management



Justin King, *Advisor*
Former CEO Sainsbury's, senior management at ASDA and M&S, current non-executive director on M&S board; at Sainsbury's, produced 36 consecutive quarters of sales growth



David Craven, *UK Allwyn CEO*
Managing Director, The Tote; CEO, World Gaming; co-founder of digital media firm UPC/Chello.



Sir Keith Mills, *Bid Chair*
Founder of Air Miles & Nectar programs; Intl. President, CEO of London 2012 Olympic and Paralympic Games bid; Deputy Chairman of LOCOG



Alastair Ruxton, *Director*
Part of London 2012 Olympics bid team and Organizing Committee; COO at Falcon & Assoc



Giselle Pettyfer, *Corporate Affairs & Partnerships Director*
Director of Communications for the International Olympic Committee; Formula One Head of Communications for Jordan; CEO of Falcon & Assoc.

License Competition Milestones

- The Gambling Commission, as the regulator of the National Lottery, issues the license to operate the lottery
- August 28th, 2020, Fourth National Lottery license competition was launched
- October 26th, 2020, Invitation to Apply (ITA) issued to all applicants who passed the initial Selection Questionnaire
- October 19th, 2021, final applications submitted by 4 groups: Camelot, Allwyn, Sisal, and The New Lottery Company; which is the largest number of applicants since the lottery's founding
- **March 15th, 2022, Allwyn announced as the Preferred Applicant for the Fourth National Lottery license**
    - Following a legal standstill period, the Gambling Commission will make the Award Notification and enter into legal arrangements with the preferred bidder to start transition period
- **February 2024, expected start date** for Fourth National Lottery license which will last 10 years

Allwyn UK Operations and Partnerships

Allwyn's operations in the UK	Partnership with Vodafone	Partnership with Scientific Games
Allwyn UK is led by **a team of UK and international experts** with considerable experience in the UK's retail, gaming, digital and entertainment sectors	**Allwyn has selected Vodafone** as the connectivity partner for its bid	**Allwyn has selected Scientific Games** as a partner for its bid
allwyn	vodafone business	SG SCIENTIFIC GAMES

22
Source: Company information, UK Gambling Commission
1) Based on Camelot disclosure as per FY2020A public financial reporting allwyn

The UK National Lottery is one of the Largest in Europe UK Lottery Market Overview (2021E) UK Lottery Annual GGR (£m) 3,897 4,026 3,802 3,558 3,384 3,400 3,272 3,277 3,278 3,111 3,179 3,098 3,077     Adult 2,774 2,910     56.5m 52.5m 2,665     2,580 2,583 2,593 Population 2,498 2,482 2,416 2,332 2,419 2,470 2,492 2,347     GDP €2,665bn €2,462bn €1,775bn Lottery Ticket Sales €178 €267 €354 1998A 1999A 2000A 2001A 2002A 2003A 2004A 2005A 2006A 2007A 2008A 2009A 2010A 2011A 2012A 2013A 2014A 2015A 2016A 2017A 2018A 2019A 2020A 2021E 2022E 2023E 2024E / Adult Digital as 0% 0% 0% 0% 0% 0% 1% 3% 5% 7% 9% 11% 13% 14% 16% 17% 18% 18% 21% 22% 24% 25% 31% 42% 44% 46% 49% % of Total Camelot UK Lottery Key Financials(1) NGR (£m) EBITDA(2) (£m) Capex and investment in intangibles (£m) £722 £728 £142 £140     £656 £684 £130     £115 £25 £22     £16 £16     FY18 FY19 FY20 FY21 FY18 FY19 FY20 FY21 FY18 FY19 FY20 FY21 Source: H2GC, Camelot annual reports 23 Note: GBP:EUR spot rate of 1.19 applied, sourced from FactSet as of 18-Mar-22 Disclaimer: Camelot historical results are not necessarily indicative of Allwyn’s business plan or expected results 1) Camelot UK Lottery fiscal year ends on 31-Mar 2) D&A includes depreciation on property, plant, and equipment, depreciation on right-of-use assets, and amortisation on intangible assets

US Lottery Opportunity

Substantial total US lottery market with $103bn in annual ticket sales[1] and significant scope for growth from both retail and iLottery channels (current penetration of 6%)

2022E Total US Lottery Market[1] ($bn)


WA $1.03
OR $0.44
CA $9.64
ID $0.41
NV -
MT $0.07
WY $0.03
UT -
AZ $1.62
CO $0.86
NM $0.16
ND $0.03
SD $0.08
NE $0.24
KS $0.35
OK $0.26
TX $7.22
MN $0.76
IA $0.44
MO $1.75
AR $0.69
LA $0.60
WI $0.82
IL $3.36
CAMELOT
IN[2] $1.92
IGT
MI $7.54
OH $3.85
KY $1.42
TN $2.04
MS $0.50
AL -
GA $5.60
FL $8.11
SC $2.57
NC $3.77
VA $3.04
WV $0.27
PA $6.33
NY $8.43
NORTHSTAR
NJ[3] $4.04
DE $0.24
MD $2.89
DC[4] $0.23
CT $1.52
RI $0.32
MA $6.18
VT $0.17
NH $0.40
ME $0.35
AK -
HI -
Private operator model
Retail and iLottery presence
Retail lottery presence only

Total US Lottery Market[1] is Estimated to Grow at a CAGR of 7% from 2019A to 2022E

'19A – '22E CAGR	32%	6%
% Total	6%	94%
# of States[5]	10	45


$96.5bn
18% iLottery penetration in states with Retail and iLottery presence
$6.1bn
2022E Total US iLottery Market
2022E Total US Retail Lottery Market

Source: H2GC, State Lotteries, Company filings.

1) Defined as gross ticket sales for State Lottery lottery style games only (i.e. excludes VLTs / Sportsbetting / Offshore)
2) Privately operated by IGT Indiana, a wholly-owned subsidiary of IGT
3) Privately operated by North Star New Jersey, a JV between IGT and Scientific Games
4) iLottery launched in Dec-20 as a result of emergency rules adopted during the COVID-19 pandemic
5) 10 states include North Dakota, Michigan, Illinois, Kentucky, Pennsylvania, Virginia, North Carolina, Georgia, New Hampshire, Rhodes Island and D.C. (excludes New York, Maine, Maryland which operate under online subscription management model)

24

allwyn

25 Allwyn Pursuing Multiple Entry Paths to the US Market Source: Public reports and filings, Press releases (1) New Jersey state lottery is managed by a JV between IGT and Scientific Games Deep Relationships with Existing US Lottery Suppliers US Assets Allwyn Relationship Supplies 36 US state lotteries Management contracts in New Jersey(1) and Indiana Allwyn’s partner in Lottoitalia JV Leading instant games supplier in North America Management contract in New Jersey(1) Supplier and partner to Allwyn across multiple jurisdictions including the UK Supplies 12 US state lotteries Lottery product supplier for OPAP Provides iLottery technology and services in Michigan, New Hampshire, North Carolina, and Virginia Allwyn’s iLottery partner in Czech Republic Multiple Paths to US Market Entry Lottery license tenders and privatizations Unique opportunity for Allwyn to enter the market with high barriers, replicating EU business model and taking Allwyn best practices to US M&A opportunities Jurisdictions where Allwyn entry model deployed 333932-001 23Mar2022 04:50 QTA Page 1

Track record of driving organic and inorganic growth 3 Allwyn has successfully delivered organic growth and implemented buy-and-build strategy to drive performance Group pro rata NGR (€mm) +33% +17% (9%) 1,166 144 +37% 144 90 960 119 877 +36% 51 157 819 65 (202) 131 597 440 25 +6% +30% +11% +26% +6% +11% (21%) +12% +16% +16% 2016A 2017A 2018A 2019A 2020A 2021E Organic growth (%) Inorganic growth (%) 26 Source: Company information, Management estimates (subject to material change)

Strong revenue, profit and cash-flow momentum expected to continue 4 Excluding potential contribution from lottery tenders1 Group pro rata NGR (€mm) NGR growth 39.5% 17.2% (8.6%) 32.9% 27.3% 6.9% CAGR +14.1% 1,482 1,584 1,166 960 877 819 2018A 2019A 2020A 2021E 2022E 2023E Group pro rata Adj. EBITDA (€mm) Adj. EBITDA 42.3% 43.7% 41.6% 47.2% 47.9% 48.1% margin CAGR +17.1% 710 763 550 346 419 365 2018A 2019A 2020A 2021E 2022E 2023E Group pro rata Adj. EBITDA – capex (€mm) Cash 2 90.9% 93.5% 90.9% 92.1% 95.0% 95.3% conversion CAGR +18.2% 675 727 507 392 332 315 2018A 2019A 2020A 2021E 2022E 2023E 27 Source: Company information, Management estimates (subject to material change) Note: Stoiximan consolidated in OPAP from 2021E onwards 1) Forecast growth for 2023E also excludes potential contribution from M&A 2) Calculated as (Adj. EBITDA – capex) / Adj. EBITDA

Already realized initiatives and tangible upsides support 2022E Adj. EBITDA forecasts

4

Group pro rata Adj. EBITDA (€mm)


€419
€31
€111
€24
€63
€62
€710
+7% growth
+27% growth
+6% growth
+15% growth
+15% growth
✓ Bolt-on acquisition completed in Greece
✓ Subsidiary ownership increases already achieved
✓ Subsidiary ownership increases in management plan
✓ Capture market share
✓ Increase online penetration
✓ Operational improvements
✓ Growing share of online
✓ New concession in Greece
2019A Adj. EBITDA
Completed bolt-on acquisition
Achieved ownership increases
Additional planned ownership increases
Organic NGR growth
Margin expansion
2022E Adj. EBITDA

28 Source: Company information, Management estimates (subject to material change)

allwyn

4

Expected strong balance sheet

Pro rata financial leverage[1]


2.6x
0.5x
2.1x
1.9x
0.4x
1.5x
1.1x
0.4x
0.7x
2021PF
2022PF
2023PF
Pro forma pro rata financial leverage[1]
Adjusted for expected primary proceeds[2]
Standalone pro rata financial leverage[1]
Unadjusted for expected primary proceeds

- Expected strong de-levering profile, driven by:
  - Expected robust Adj. EBITDA growth
  - Expected significant free cash flow generation
- Deleveraging shown does not assume material investment in M&A or tenders
- Expected significant available balance sheet capacity for lottery license tenders and M&A create financing and strategic optionality
  - Expected leveragable stable cash flows
  - Willingness to operate above 3x leverage[1] on temporary basis for M&A

Source: Company information, Management estimates (subject to material change)

Note: Allwyn may opportunistically access the debt capital markets in the near future and use a portion of the proceeds to refinance certain of its outstanding debt. Allwyn does not anticipate that any such capital raise will affect its net debt except for non-material fees customary for such financings

1) Refers to leverage at Sazka Entertainment AG. Defined as Adj. net debt / LTM Adj. EBITDA; net debt position as of Dec-YE. Includes expected primary proceeds of \$331mm / €290mm from SPAC transaction, and €322mm of convertible notes expected to be outstanding at transaction close. 2022PF and 2023PF leverage include the impact of expected free cash flow and a €170 mm one-time dividend prior to closing

29

allwyn

5

Experienced board and management team

Management



Robert Chvatal

T Mobile

P&G

CEO



Kenneth Morton

Morgan Stanley

CFO



Stepan Dlouhy

KKCG

Clayton Capital

CIO



Jan Matuska

KEARNEY

COO



Iva Horcicova

NAPIERPARK

ING

Head of Capital Markets



Tony Khatskevich

playtech

CTO



Sharneet Birk

GALA CORAL

bwin

Head of Regulatory



Antonella Pederiva

Head of Government Affairs



Jana Zabova

Roche

GENERALI

Head of HR

Future Board of Directors



Karel Komarek
- Founder of KKCG
- Founder of the Proměny Foundation

Chairman



Robert Chvatal
- CEO of Allwyn
- Previous experience at T-Mobile, Procter & Gamble and Reckitt Benckiser

Executive Director



Pavel Saroch
- CIO of KKCG
- Previous experience at Ballmaier & Schultz, Prague Securities, ATLANTIK

Non-independent Director



Katarina Kohlmayer
- Group CFO of KKCG
- Previous experience at Morgan Stanley and VTB Capital

Non-independent Director



Cliff Robbins
- Co-founder of Cohn Robbins
- 35+ years of investment experience
- Founder and former CEO of Blue Harbour Group

Cohn Robbins Director[1]



Lord Sebastian Coe
- President of World Athletics
- Former member of UK parliament

Independent Director

Additional iNED
- To be appointed
- Financial background

Additional Independent Director

1) Gary Cohn to assume role of Special Advisor to the Chairman

30

allwyn

Valuation Framework

Transaction sources and uses Sources Uses ($mm) (€mm) ($mm) (€mm) Cohn Robbins cash in trust 828 726 Cash to PF company balance sheet 331 290 Common PIPE proceeds 353 310 Cash consideration to existing shareholders 750 658 Existing shareholders rollover 6,613 5,801 Existing shareholder rollover 6,613 5,801 Estimated fees & expenses 100 88 Total sources 7,794 6,837 Total uses 7,794 6,837 • All transaction proceeds (net of transaction expenses) will be paid out to existing shareholders if gross transaction proceeds are less than or equal to $850mm (the minimum cash requirement). If gross transaction proceeds exceed the minimum cash requirement, incremental transaction proceeds will be applied to the Company balance sheet until the primary proceeds amount is equal to 1/3 of the total transaction proceeds (net transaction expenses). Thereafter, transaction proceeds (net of transaction expenses) will be allocated on a pro rata basis 1/3 to primary proceeds, which will be applied to the Company balance sheet, and 2/3 to secondary proceeds, which will be distributed to Company shareholders 32 Note: Assumes no redemptions from Cohn Robbins SPAC Trust and assumes $353m common PIPE proceeds; EUR:USD spot rate of 1.14 applied, sourced from Capital IQ as of 7-Jan-22

Pro forma valuation and transaction highlights

PF valuation @ $10.00 / Share

	($mm)	(€mm)
Illustrative share price	10.00	8.77
(x) PF shares outstanding	800.8	800.8
PF equity value	8,008	7,024
(+) Existing Adj. net debt (YE-21E)[1]	1,304	1,144
PF Total Enterprise Value (TEV)	**9,312**	**8,169**
At Deal - PF TEV / 2022E Adj. EBITDA	*11.5x*	*11.5x*
PF TEV / 2022E Adj. EBITDA (SPAC / PIPE Investors)[2]	*10.8x*	*10.8x*
2022E Unlevered FCF Yield (SPAC / PIPE Investors)[2,4]	*8.8%*	*8.8%*
Implied PF Adj. net debt / 2021E Adj. EBITDA	*2.1x*	*2.1x*
Implied PF Adj. net debt / 2022E Adj. EBITDA	*1.6x*	*1.6x*

Key transaction highlights

- Expected ~$9.3bn / ~€8.2bn Total Enterprise Value at deal – ~11.5x EV / 2022E Adj. EBITDA
- Expected ~$8.7bn / ~€7.6bn Total Enterprise Value on a discounted basis for SPAC / PIPE investors – ~10.8x EV / 2022E Adj. EBITDA[2]
- Expected bonus pool of 6.6mm common shares for non-redeeming Cohn Robbins shareholders[2]
- Existing Allwyn shareholders expected to be awarded 30.0mm common shares subject to earn-out[3]
- Expected pro forma ownership:[2, 5]

Existing Allwyn shareholders:	83%
Cohn Robbins public shareholders:	11%
PIPE shareholders:	5%
Cohn Robbins sponsor:	1%

- KKCG, the majority shareholder of Allwyn, is expected to hold multiple-voting shares including customary sunset provisions
- The transaction is expected to close in Q2-22

Note: Assumes no redemptions from Cohn Robbins SPAC Trust and assumes $353m common PIPE proceeds; EUR:USD spot rate of 1.14 applied, sourced from Capital IQ as of 7-Jan-22; Adj. net debt as of Dec-21E; Excludes impact of expected free cash flow and a €170 mm one-time dividend prior to closing; forecast financials for Allwyn are presented on a pro rata basis and sourced from management estimates (subject to material change)

1) Includes €322mm of convertible notes expected to be outstanding at transaction close
2) Includes impact from expected bonus pools for non-redeeming Cohn Robbins shareholders and PIPE shareholders, with potential for combined incremental 9.4mm common shares to be issued. Bonus pool for PIPE and non-redeeming shareholders is variable based on number of redemptions. Shares underlying CRHC warrants expected to be adjusted by the same ratio
3) 15.0mm of earnout shares to vest at $12.00 share price and 15.0mm to vest at $14.00
4) 2022E Free Flow Cash Yield calculated as (2022E Adj. EBITDA – capex) / PF TEV
5) Excludes impact from expected 30.0mm earnout shares to existing Allwyn shareholders and 26.5% Founder Share earnout vesting at $12.00 / $14.00. Reflects 16% Founder Share forfeiture. Excludes Cohn Robbins SPAC public and private warrants

33

allwyn

34 Mm except per-share amounts Illustrative Redemptions -- 10% 20% 30% 40% SPAC Non-Redeeming Shares 82.8 74.5 66.2 58.0 49.7 (+) Bonus Shares 6.6 6.6 6.6 6.6 6.6 Total Shares Issued to SPAC S/H 89.4 81.1 72.9 64.6 56.3 SPAC Non-Redeeming Shares 82.8 74.5 66.2 58.0 49.7 (x) Illustrative $10.00 Purchase Price $10.00 $10.00 $10.00 $10.00 $10.00 Cost of SPAC Non-Redeeming Shares $828 $745 $662 $580 $497 (/) Total Shares to SPAC S/H 89.4 81.1 72.9 64.6 56.3 Illustrative Cost Basis to SPAC S/H $9.26 $9.18 $9.09 $8.97 $8.82 Illustrative Implied EV / 2022E EBITDA for SPAC S/H 10.8x 10.7x 10.6x 10.5x 10.4x Illustrative Value to Non-Redeeming S/H at $10.00 at Close $10.80 $10.89 $11.00 $11.14 $11.33 Illustrative cost basis for non-redeeming SPAC shareholders at various redemptions • Non-redeeming SPAC public shareholders to receive a pro-rata portion of a 6.6mm bonus pool of shares at the closing • As redemptions increase, cost basis to SPAC public shareholders decreases, creating a tontine-style incentive structure • Bonus shares to be received by each non-redeeming shareholder capped at 80% redemptions $8.75 $9.00 $9.25 $9.50 0% 5% 10% 15% 20% 25% 30% 35% 40% Illustrative Cost Basis to SPAC S/H Illustrative Redemptions (1) Redemption level at which the minimum cash condition is expected to be met (39.98%). (1) 333932-001 23Mar22 15:51 Page 34

35 Lottery Diversified International Gaming Defining Allwyn’s public comparables Similarities with Allwyn • Operators primarily focused on the lottery sector and/or a recreational user base • Organic growth profile • Growing and resilient underlying lottery market Differences with Allwyn • Often concentrated on one end-market and lacking diversification • Limited track record of M&A Similarities with Allwyn • Similar long-term growth profiles to Allwyn • Consumer-focused sports-betting and gaming operators across a range of geographies and regulatory regimes Differences with Allwyn • Structurally lower margin profile due to different sector • Less recreational user base; products subject to greater level of regulatory risk 333932-001 23Mar22 15:51 Page 35

Comparable company benchmarking Diversified International Core Lottery peers Other Lottery peers Gaming peers 51.4% 19A-22E Adj. EBITDA 23.4% CAGR (%) 19.2% 18.4% 8.1% 5.4% 0.2% Sazka Group (Discounted) La Française des Jeux Société Tabcorp Holdings—Lottery Neogames Pollard Banknote Flutter Entertainment Entain anonyme 47.9% 43.8% 2022E Adj. EBITDA 1 22.7% 23.9% margin (%) 19.7% 19.0% 16.7% Sazka Group (Discounted) La Française des Jeux Société Tabcorp Holdings—Lottery Neogames Pollard Banknote Flutter Entertainment Entain anonyme 95.0% 4 80.9% 80.3% 83.7% 71.8% 58.4% 2022E Cash conversion2 (%) n.a. Sazka Group (Discounted) 3 La Fra Société Tabcorp Holdings—Lottery Neogames Pollard Banknote 5 Flutter Entertainment Lottery Segment Source: Company information, Capital IQ as of 7-Jan-22 3) Based on pro rata Allwyn financials sourced from management estimates (subject to material change) 36 Note: All financials calendarized to Dec-YE 4) Represents all business segments, not just the Lottery and Keno segment 1) Adj. EBITDA margin calculated with respect to revenue instead of NGR, as NGR not applicable 5) Capex forecasts unavailable for Pollard Banknote 2) Defined as Adj. EBITDA – capex / Adj. EBITDA

Comparable company benchmarking *(Continued)*



Expected Allwyn valuation
Core Lottery peers
Other Lottery peers
Diversified International Gaming peers
EV / 2022E Adj. EBITDA – Last 6 months range[1]
Discounted[2]
At deal[3]
10.8x
11.5x
17.5x
12.8x
13.4x
17.8x
39.2x
15.5x
15.1x
16.4x
11.9x
11.5x
23.3x
20.4x
18.5x
14.4x
11.4x
10.8x
Multiple as of 01/07/2022
0.6x
0.7x
1.7x
3.3x
0.3x
0.6x
n.m[5]
0.5x
Multiple / Growth ratio[6]
Includes impact from expected bonus pools for non-redeeming Cohn Robbins shareholders, with potential for combined incremental 6.6mm common shares to be issued[10]
Lottery segment EV / FY23E EBITDA: 17.8x, based on equity research SotP valuation for Tabcorp[4]
EV / 2022E Adj. EBITDA – capex
11.3x
12.1x
16.6x
n.a.[7]
26.5x
n.a.
28.7x
13.6x
allwyn
FDJ
Tabcorp
Lottery Segment
neogames[8]
POLLARD[9] banknote limited
Flutter
Entain

Source: Company information, Press releases, Capital IQ, as of 7-Jan-22
Note: All financials calendarized to Dec-YE
1) Represents EV / 2022E Adj. EBITDA range from 11-Jul-21 to 7-Jan-22 (180 day range)
2) Based on pro rata Allwyn financials sourced from management estimates (subject to material change) and pro forma EV of €7.6bn; includes impact of expected bonus shares. Bonus pool for PIPE and non-redeeming shareholders is variable based on number of redemptions. Shares underlying CRHC warrants expected to be adjusted by the same ratio
3) Based on pro rata Allwyn financials sourced from management estimates (subject to material change) and pro forma EV of €8.2bn; does not include the impact of expected bonus shares
4) Reflects average SotP valuation for Tabcorp Lottery and Keno segment published by two equity research brokers in Oct-21 sourced from Refinitiv; Tabcorp FYE-Jun
5) Flutter Multiple / Growth ratio not meaningful
6) Growth multiple calculated as EV / 2022E EBITDA divided by 2019-2022E EBITDA CAGR
7) EV / 2022E Adj. EBITDA - capex valuation for Tabcorp's lottery segment unavailable as lottery level capex not provided
8) Pro forma for public offering of 3.9m ordinary shares in Sep-21
9) Capex forecasts unavailable for Pollard Banknote
10) Bonus pool for PIPE and non-redeeming shareholders is variable based on number of redemptions. Shares underlying CRHC warrants expected to be adjusted by the same ratio

37

allwyn

Allwyn compares favorably to primary lottery peers

Leading earnings growth coupled with highest cash conversion among lottery comparables

		allwyn[1]	FDJ	Tabcorp[2] Lottery
Geographic presence (# countries of operation)	✓	5	1	1
19A-22E NGR CAGR (%)	✓	15.6%	4.7%	2.8%[3]
2022E Adj. EBITDA margin (%)	✓	47.9%	22.7%	19.7%[4]
19A-22E Adj. EBITDA CAGR (%)	✓	19.2%	8.1%	5.4%
2022E Cash conversion[5] (%)	✓	95.0%	80.9%	80.3%[5]
Total addressable market	✓	€16bn wagered with >10% CAGR growth projected	~€16bn 2020A wagered with mid-single digit CAGR growth projected	~AU$9bn 2020A wagered with mid-single digit CAGR projected

✓ Superior performance

allwyn

Source: Company information, Capital IQ as of 7-Jan-22
Note: All financials calendarized to Dec-YE
1) Based on pro rata Allwyn financials sourced from management estimates (subject to material change)
2) Lottery and Keno segments only; historical values based on reported company financials; forecast values based on estimates for Tabcorp Lottery and Keno segment published by a single equity research broker on 14-Oct-21, sourced from Refinitiv
3) Refers to revenue instead of NGR, as NGR not applicable
4) Adj. EBITDA margin calculated with respect to revenue instead of NGR, as NGR not applicable
5) Defined as Adj. EBITDA – capex / Adj. EBITDA. For Tabcorp, represents all business segments, not just the Lottery and Keno segment

38

Cohn Robbins' View on Value

- Cohn Robbins believes that Allwyn is undervalued at the 11.5x 2022E Adj. EBITDA deal multiple and that the transaction presents an attractive entry point for investors relative to what Cohn Robbins believes are Allwyn's core lottery peers
  - Primary comp FDJ trades at 13.4x 2022E Adj. EBITDA[1], and Tabcorp Lottery segment is valued at 17.8x 2022E Adj. EBITDA based on equity research SOTP valuation[2]
- Cohn Robbins' investment thesis is based on Allwyn's scalable lottery platform with significant barriers to entry, the resiliency of the business model with high margins and free cash flow conversion and the potential future top line growth borne out of the digital transformation of lottery
  - Cohn Robbins' view of value for Allwyn does not incorporate potential upside from ongoing UK tender process or further international expansion

Illustrative Price per Share at Different Multiples

	FV / 2022E EBITDA					
	Discounted[3]	At-Deal[4]				
	10.8x	11.5x	13.0x	14.0x	15.0x	16.0x
Growth Implied Multiple[5]	*0.6x*	*0.6x*	*0.7x*	*0.7x*	*0.8x*	*0.8x*
Firm Value	$8,719	$9,312	$10,527	$11,337	$12,146	$12,956
Pro Forma Equity Value	$7,415	$8,008	$9,223	$10,032	$10,842	$11,652
Pro Forma Fully Diluted Shares Outstanding[6]	800.8	800.8	804.0	824.9	827.5	847.6
Illustrative Share Price	**$9.26**	**$10.00**	**$11.47**	**$12.16**	**$13.10**	**$13.75**
Illustrative ROI @ various multiples	0.0%	8.0%	23.9%	31.4%	41.5%	48.5%
Unlevered FCF Yield[7]	8.8%	8.3%	7.3%	6.8%	6.3%	5.9%

- This table is for illustrative purposes only and is not a prediction of future performance or a guarantee of future results. Actual results may differ materially, as they involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future and are based on potentially inaccurate assumptions. Accordingly, you should not place undue reliance on this table, which speaks only as of the date of this Presentation. Neither Cohn Robbins nor Allwyn undertakes any obligation to publicly revise this table to reflect circumstances or events after the date hereof or to reflect the occurrence of unanticipated events. You should, however, review the disclaimer on slides 2 and 3 of this Presentation.

Source: Company information, Press Releases,
Note: Assumes no redemptions from Cohn Robbins SPAC Trust; EUR:USD spot rate of 1.14 applied, sourced from Capital IQ as of 7-Jan-22; Adj. net debt as of Dec-21E including €322mm of convertible notes expected to be outstanding at transaction close; Excludes impact of expected free cash flow and a €170 mm one-time dividend prior to closing; forecast financials for Allwyn are presented on a pro rata basis and sourced from management estimates (subject to material change)

1) Capital IQ as of 7-Jan-22
2) Reflects average SotP valuation for Tabcorp Lottery and Keno segment published by two equity research brokers in Oct-21 sourced from Refinitiv; Tabcorp FYE-Jun
3) Based on pro rata Allwyn financials sourced from management estimates (subject to material change); includes the impact of expected bonus shares
4) Based on pro rata Allwyn financials sourced from management estimates (subject to material change); does not include the impact of expected bonus shares. Bonus pool for PIPE and non-redeeming shareholders is variable based on number of redemptions. Shares underlying CRHC warrants expected to be adjusted by the same ratio.
5) Based on 19.2% 2019-2022E EBITDA CAGR
6) Reflects expected impact of shares underlying 42.2mm total Sponsor and SPAC public warrants net exercised into shares using TSM. Reflects expected impact from 30.0mm earnout shares to existing Allwyn shareholders and 26.5% Founder Share earnout vesting at $12.00 / $14.00. Reflects expected 16% Founder Share forfeiture
7) 2022E Free Flow Cash Yield calculated as (2022E Adj. EBITDA – capex) / PF TEV

39

allwyn

Summary of investment opportunity Leading lottery led entertainment platform Scaled business that is expected to generate $810mm / €710mm of 2022E EBITDA1 with 95% cash conversion2 High operating barriers to entry Positioned to capitalize from continued shift to digital Attractive organic and inorganic growth opportunities with expected significant available balance sheet capacity Potential for substantial upside from UK / US opportunity beyond the plan Opportunities to invest at compelling transaction value relative to industry comps Expected bonus pools for non-redeeming Cohn Robbins shareholders, with potential for combined incremental 6.6mm common shares to be issued further reducing entry price3 Note: EUR:USD spot rate of 1.14 applied, sourced from Capital IQ as of 7-Jan-22 Note: All financials calendarized to Dec-YE 40 1) Based on management estimates (subject to material change) 2) Calculated as (Adj. EBITDA – capex) / Adj. EBITDA 3) Includes impact from expected bonus pools for non-redeeming Cohn Robbins shareholders and PIPE shareholders, with potential for combined incremental 9.4mm common shares to be issued. Bonus pool for PIPE and non-redeeming shareholders is variable based on number of redemptions. Shares underlying CRHC warrants expected to be adjusted by the same ratio

Appendix

Pro forma structure

Our financials explained Key P&L drivers Reported financial information Amounts Consolidated financials A • Amount of wagers placed by customers wagered • Reported in line with IFRS requirements Players’ • Significantly impacted by y-o-y changes in ownership and B • Winners’ pay-outs consolidation rules winnings A B C Gross gaming revenue (GGR) Segment financials • Tax base (usually GGR) multiplied by rate; D Gaming Taxes • 100% basis varies based on type of game and country With the exception of Italy where revenues • Used to review and analyze performance of each C D E Net gaming revenue (NGR) are based on: individual segments Amounts wagered x Commission • Agent commission (variable, calculated as a % NGR) OPEX • IT related costs from gaming suppliers (semi-variable) Pro rata financials F Costs • Other expenses include rental, content fees (fixed) • Provides an alternative view that reflects the performance of the group’s economic interest in each segment • Personnel expenses SG&A • Used to review the overall group performance • Marketing expenses (flexible in medium term) E F EBITDA 43

Risk factors The risks presented below are certain of the general risks related to SAZKA Entertainment AG (or PubCo following the closing of the Business Combination) (the “Company”) (the Company, together with its subsidiaries, joint ventures and associates, the “Group”), Cohn Robbins Holdings Corp. (“SPAC”) and the proposed business combination between the Company and SPAC (the “Business Combination”) and such list is not exhaustive. The list below has been prepared solely for purposes of the private placement transaction, and solely for potential private placement investors, and not for any other purpose. You should carefully consider these risks and uncertainties, and should carry out your own diligence and consult with your own financial and legal advisors concerning the risks and suitability of an investment in this offering before making an investment decision. Risks relating to the business of the Company will be disclosed in future documents filed or furnished by the Company and SPAC with the U.S. Securities and Exchange Commission (“SEC”), including the documents filed or furnished in connection with the Business Combination. The risks presented in such filings will be consistent with those that would be required for a public company in its SEC filings, including with respect to the business and securities of the Company and SPAC and the Business Combination, and may differ significantly from, and be more extensive than, those presented below. Risks Related to the Group’s Industry and Business • The effects of the COVID-19 pandemic and related public health measures have affected how the Group operates its businesses and how consumers interact with the Group; the duration and extent to which the pandemic and related public health measures will impact the Group’s businesses, future results of operations and cash flows remains uncertain. • The lottery and gaming industry is highly regulated; gaming regulation is continually developing and the regulations to which the Group is subject could become stricter. • The Group’s businesses are required to obtain and maintain licenses and concessions in order to operate in each jurisdiction and, in certain circumstances, their ability to do so may be dependent on their shareholders and directors also meeting specific regulatory requirements in order to maintain the licenses and concessions of the Group’s businesses. • The Group’s businesses are exposed to risks related to the potential loss of their exclusive rights to operate the Group’s business activities under their licenses and concession agreements and/or of alteration or termination of their licenses prior to their expiration, and their licenses may also be challenged by potential competitors. • The Group’s businesses could be subject to changes in tax regimes, tax audits, tax penalties, and special levies and fees, including specific gaming sector taxes. • The Group’s businesses may not be able to respond to changes in technology or successfully modify their product offerings to satisfy the future technological demands of their customers. • Actions by governments, political and market conditions, economic downturns or other macroeconomic factors beyond the Group’s control in the countries in which the Group’s businesses operate could have an adverse effect on the Group’s businesses, results of operations, and financial condition. • Competition within the global entertainment and gaming industries is intense and if the Group fails to compete effectively, its existing and potential users may be attracted to competitors or to competing forms of entertainment such as television, movies, online gaming, and sports betting, as well as other entertainment and gaming, options on mobile devices and web applications. If the Group’s offerings do not continue to be popular, we could experience, among other things, price reductions, reduced margins and loss of market share, and the Group’s businesses, financial condition, and results of operations could be harmed. • The Group’s businesses may be adversely affected by the illegal lottery and gaming market and competitors whose legal status is unclear. • The Group may not be able to successfully source, originate, execute, integrate and manage business acquisitions or may fail to obtain the expected benefits from existing or future strategic investments, partnerships and acquisitions. • The Group does not wholly own several of the entities that operate the Group’s businesses and that account for a substantial portion of the Group’s Gross Gaming Revenues (“GGR”), and the Group is party to shareholder agreements with the other shareholders of such entities that contain a number of protective provisions in favor of such other shareholders. • The Group’s businesses are exposed to risks arising from using a network of agents to distribute its products. • The Group’s businesses are dependent on a relatively low number of suppliers of technology infrastructure and support. • The Group’s business model depends upon the continued compatibility between the Group’s platforms and the major mobile operating systems and upon third-party platforms for the distribution of the Group’s product offerings. If the main app stores prevent users from downloading the Group’s apps, the Group’s ability to grow its revenue, profitability and prospects may be adversely affected. • The Group’s businesses, and certain third parties the Group relies on, may fail to maintain effective compliance procedures and policies for anti-money laundering, anti-bribery, fraud detection, anti-corruption, economic sanctions programs, regulatory compliance, and risk management processes. • Negative perceptions and publicity about the lottery and gaming industry could lead to negative socio-cultural reactions and more restrictive regulations. • The operating systems and networks of the Group’s businesses are exposed to risks associated with technical failures and security breaches caused by human error, problems relating to technology, natural disasters, sabotage, viruses, and similar events. • The operating systems and networks of the Group’s businesses are exposed to risks associated with its own growing technical infrastructure needs and reliance on third-party technology providers. • The gaming operations of the Group’s businesses, in particular the sports betting operations, can be affected by pay-out fluctuations or betting outcomes. • The sports betting operations of the Group’s businesses are significantly affected by the timing and frequency of sporting events during the calendar year. • The Group’s businesses may be unable to successfully maintain and enhance their brands. • Lotteries and games are subject to changing consumer preferences. • If the Group’s internal controls are ineffective, its operating results and market confidence in its reported financial information could be adversely affected. • The online offerings of the Group’s businesses are part of a new and evolving industry which presents significant uncertainty and business and regulatory risks. 44

Risk factors (Continued) Risks Related to the Group’s Industry and Business • The Group’s businesses are affected by the risk of data leakage. • The operations of the Group’s businesses may be subject to work stoppages or other labor disputes. • The Group’s businesses may be unable to attract, train or retain key management and qualified employees. • Taxation of unrealized foreign exchange gains may adversely affect the Group’s financial condition. • The insurance of the Group’s business activities may not be adequate. • If the Group is unable to protect its intellectual property and proprietary rights or prevent its unauthorized use by third parties, the Group’s ability to compete in the market or its businesses, financial condition, and results of operations may be harmed. • The Group’s businesses can face claims relating to the intellectual property rights of third parties, including claims of third parties that the Group is infringing on their intellectual property and proprietary rights. These disputes may result in costs for legal representation, damages, brand change, the need to design new products and services, the purchase of new licenses from third parties or in changing the Group’s management with regard to business activities, which could adversely affect brand value. • The Group’s planned re-domiciliation of SAZKA Group a.s. from the Czech Republic to Switzerland may be lengthy, costly and complex. • The Group’s businesses are subject to risks from legal, administrative and arbitration proceedings. • The Group’s substantial indebtedness may make it difficult for it to service its debt and to operate its businesses, and the Group may not be able to obtain additional financing on reasonable terms or at all. • The existing major shareholder of the Group can exert considerable control over the Group. • The Group may incur additional tax liabilities. • The Group’s financial projections are subject to significant risks, assumptions, estimates and uncertainties, and actual results may differ materially. These estimates and assumptions include estimates of the total addressable market for the Group’s products and assumptions regarding consumer demand, among others. These estimates and assumptions are subject to various factors beyond the Group’s control, including, for example, changes in consumer demand, changes in the regulatory environment, the impact of global health crises and changes in the Group’s executive and management teams. • The name change and rebranding from Sazka to Allwyn may take significant time, may not occur, may be complex and costly or may be subject to regulatory review and/or other unanticipated risks that may delay or prevent the name change and rebranding. • The conflict between Russia and Ukraine, and related sanctions could negatively impact us. • Our operations may be adversely affected by ongoing developments in Russia, Ukraine and surrounding countries. • The current conflict between Ukraine and Russia has caused unstable market and economic conditions and is expected to have additional global consequences. • Allwyn is not guaranteed to become the next UK National Lottery operator. • Camelot’s recent results and past performance may not be indicative of Allwyn’s future results and performance. Risk Related to the Offering and the Shares • There has been no prior public trading of the Class B Ordinary Shares. • The Class B Ordinary Shares are not listed in Switzerland, the Company’s home jurisdiction. As a result, the Company’s shareholders will not benefit from certain provisions of Swiss law that are designed to protect shareholders in a public takeover offer or a change-of-control transaction. • The Company is controlled by KKCG, and the Company’s dual-class share structure and the ownership of the Class A Ordinary Shares by KKCG will also have the effect of concentrating voting control with KKCG for the foreseeable future, which will limit or preclude the ability of other shareholders to influence corporate matters. • The dual-class share structure may depress the trading price of the Class B Ordinary Shares. • Shareholders exceeding certain shareholding thresholds may be required to meet specific gaming regulatory requirements in order for the Group to maintain its licenses and concessions. • The issuance of additional debt or equity securities by the Company in connection with future acquisitions, any share incentive or share option plan or otherwise may dilute all other shareholdings and may adversely affect the market price of the Class B Ordinary Shares. • Shareholders may not have, or be entitled to exercise, preferential subscription rights in future equity offerings. • The rights and responsibilities of a shareholder are governed by Swiss law and will differ in some respects from the rights and obligations of shareholders under the laws of other jurisdictions, and the shareholders may be subject to multiple notification obligations. • The Company is a holding company that is dependent on its subsidiaries to make dividend payments and distributions. • Shareholders or investors whose principal currency is not the euro may be subject to exchange rate risk. • Foreign Account Tax Compliance Act withholding may affect payments on the Class B Ordinary Shares. 45

Risk factors (Continued) Risks Related to SPAC and the Business Combination • Directors of SPAC have potential conflicts of interest in recommending that its stockholders vote in favor of approval of the Business Combination. • SPAC’s initial stockholders, officers and directors may agree to vote in favor of the Business Combination, regardless of how its public stockholders vote. • The SPAC and Group may not be able to obtain the required stockholder approvals to consummate the Business Combination. • SPAC’s sponsors, directors, officers, advisors, and their affiliates may enter into certain transactions, including purchasing shares or warrants from public stockholders, which may influence a vote on the Business Combination and reduce the public “float” of its securities. • SPAC and, following the Business Combination, the Group, may face litigation and other risks as a result of any material weaknesses that may be identified in SPAC’s internal control over financial reporting. • SPAC may invest or spend the proceeds of the Business Combination and private placement in ways with which the investors may not agree or in ways which may not yield a return. • Each of SPAC and the Group have incurred and will incur substantial costs in connection with the Business Combination, private placement and related transactions, such as legal, accounting, consulting, and financial advisory fees, which will be paid out of the proceeds of the Business Combination and the private placement. • The ability of SPAC’s public stockholders to exercise redemption rights with respect to a large number of shares could deplete SPAC’s trust account prior to the Business Combination and thereby diminish the amount of working capital of the combined company. • In the event SPAC’s public stockholders exercise redemption rights with respect to a significant number of shares, all transaction proceeds (net of transaction expenses), including PIPE proceeds, will be paid out to the Company’s existing shareholders as cash consideration. • SPAC’s stockholders will experience immediate dilution as a consequence of the issuance of stock as consideration in the Business Combination. Having a minority share position may reduce the influence that SPAC’s current stockholders have on the management of the combined company. • Neither the SPAC’s board of directors nor any committee thereof obtained a third-party valuation in determining whether or not to pursue the Business Combination. • SPAC is an emerging growth company subject to reduced disclosure requirements, and there is a risk that availing itself of such reduced disclosure requirements will make its common stock less attractive to investors. • The consummation of the Business Combination is subject to a number of conditions and if those conditions are not satisfied or waived, the Business Combination agreement may be terminated in accordance with its terms and the Business Combination may not be completed. • Legal proceedings in connection with the Business Combination, the outcomes of which are uncertain, could delay or prevent the completion of the Business Combination and significant expenses could be incurred in connection therewith. • Changes to the proposed structure of the Business Combination may be required as a result of applicable laws or regulations. • The consummation of the Business Combination is subject to risks that regulatory approvals (including specific regulatory approvals to maintain the licenses and concessions of the Group’s businesses) are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect. the combined company or the expected benefits of the Business Combination. • The combined company may not be able to realize the anticipated benefits of the Business Combination. • There have been changes to the accepted accounting for SPACs. For example, on April 12, 2021, the Staff of the SEC issued a statement related to warrants issued by SPACs (the “SEC Statement”), which resulted in the warrants issued by many SPACs being required to be classified as liabilities rather equity. SPAC has accounted for its outstanding warrants as a warrant liability and the Company will be required to determine the value warrant liability quarterly, which could have a material impact on its financial position and operating results. • Further changes in the accepted accounting related to SPACs may also result in the recognition of accounting errors in previously issued financial statements, restatements of previously issued audited financial statements, the filing of notices that previously issued financial statements may not be relied upon, and findings of material weaknesses and significant deficiencies in internal controls over financial reporting. In addition, such changes could delay or have a material adverse effect on SPAC’s and the Company’s ability to consummate the business combination. 46

Risk factors (Continued) Risks Related to Ownership of Class B Ordinary Shares Following the Business Combination and Operating as a Public Company • The price of the Company’s common stock and warrants may be volatile and subject to wide fluctuations. • The Company will have increased costs as a result of becoming a reporting company. • The Company’s internal control over financing reporting has not been assessed for compliance with the standard required by Section 404 of the Sarbanes-Oxley Act, and failure to achieve and maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act could materially and adversely affect the Company. • Future resales of Class B Ordinary Shares after the consummation of the Business Combination may cause the market price of the Company’s securities to drop significantly, even if the Group’s businesses are doing well. • Warrants may become exercisable for Class B Ordinary Shares, which would increase the number of shares eligible for future resale in the public market and result in dilution to the Company’s stockholders. • If securities or industry analysts do not publish research or reports about the Group’s businesses, if they adversely change their recommendations regarding the Company’s stock or if the Company’s results of operations do not meet their expectations, the Company’s stock price and trading volume could decline. • The Company may be subject to securities litigation, which is expensive and could divert management attention. • The Group’s strategy includes the evaluation and potential acquisition and integration of businesses or their assets. The Group’s businesses may suffer if it is unable to successfully undertake the integrations into the Group or otherwise manage the growth associated with such acquisitions, which could adversely affect the Group’s operating results and result in charges to earnings, impairing its businesses, financial condition, and results of operations. • As a private company, the Group has not been required to document and test its internal controls over financial reporting in accordance with the rules applicable to U.S. public companies, nor has its management been required to certify the effectiveness of its internal controls and the Group’s auditors have not been required to opine on the effectiveness of the Group’s internal control over financial reporting. Failure to maintain adequate financial, information technology, and management processes and controls could result in material weaknesses which could lead to errors in the Group’s financial reporting, which could adversely affect its businesses. • The Group is a foreign private issuer under applicable securities laws, and, as a result, is not subject to certain rules and obligations that are applicable to a U.S. domestic public company and is not subject to certain corporate governance listing standards that are applicable to a listed U.S. domestic public company. • The Group may lose its foreign private issuer status, which would then require it to comply with the domestic reporting regime under the Securities Exchange Act of 1934, and the rules and regulations promulgated thereunder, and cause the Group to incur significant legal, accounting and other expenses. 47